

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2015

Via Email
James M. Follo
Chief Financial Officer
The New York Times Company
620 Eighth Avenue
New York, New York 10018

> **Re:** **The New York Times Company**
> **Form 10-K for the year ended December 28, 2014**
> **Filed February 24, 2015**
> **File No. 001-05837**

Dear Mr. Follo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2014

Note 12. Income Taxes, page 88

1. We note your disclosure in Note 12 that in 2014 you recognized a significant income tax benefit from a reduction in uncertain tax positions. We also note from your disclosure on page 90 that this reduction related to: 1) $12.1 million of gross reductions for tax positions taken during the prior year; 2) $7.1 million of reductions from settlements with taxing authorities; and 3) $12.6 million of reductions from lapse of applicable statutes of limitation. Please explain to us the nature of each of these amounts and tell us why you believe it is appropriate to recognize these reductions to your income tax expense during fiscal 2014.

Note 17. Segment Information, page 98

2. We note from your disclosures in MD&A that your digital business appears to be growing, while your print business has experienced declines and is expected to continue to decrease in the future. Specifically, you state circulation revenues from your digital subscription base increased 13.5% in 2014 while overall circulation revenues only increased 1.5%, and print advertising revenues, which represented approximately 73% of total advertising revenues, declined 4.7% in 2014 compared with 2013, while digital advertising revenue increased 11.9% in 2014. Your disclosures attribute these declines largely to the secular shift from print toward digital media choices. As a result, your business strategies include, among other items, growing your digital products/subscriptions, and in October 2014, you announced a reorganization that is intended to accelerate the development of your digital consumer business by creating separate marketing and digital divisions. Additionally, we note your earnings releases appear to highlight financial measures that are based upon growth in your digital business (i.e. digital advertising revenue, digital circulation revenue, digital subscribers). In this regard, please help us understand your basis for determining you have only one operating segment, and thus, one reportable segment. As part of your response, please provide us with the following information:

   - Please identify for us the CODM or group of individuals that comprise the CODM, your basis for this determination, and the positions that report directly to the CODM.
   - Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
   - Tell us who is held accountable, if anyone, for the revenue streams related to: print circulation; print advertising; digital subscriptions; and digital advertising. Also tell us the title and role of the people these individuals report to in the organization;
   - Describe the information regularly provided to the CODM and how frequently it is prepared; and
   - Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief